UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934.

                                    Commission File Number 0-20823

                      Universal Outdoor Holdings, Inc.
   ______________________________________________________________________
           (Exact name of registrant as specified in its charter)

   311 South Wacker Drive, Suite 6400, Chicago, IL 60606, (312) 431-0822
  _______________________________________________________________________
  (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                     Common Stock, par value $0.01 per share
  _______________________________________________________________________
           (Title of each class of securities covered by this Form)

           9-3/4% Senior Subordinated Debt Securities due 2006
      9-3/4% Series B Senior Subordinated Debt Securities due 2006
 ________________________________________________________________________
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    (X)           Rule 12h-3(b)(1)(i)    (X)
        Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
        Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
        Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
        Rule 15d-6             ( )           Rule 12h-3(b)(3)       ( )

      Approximate number of holders of record as of the certification or notice date:

            Common Stock, par value $0.01 per share           1

 __________________________________________________________________________


      Pursuant to the requirements of the Securities Exchange Act of 1934 Universal Outdoor Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date:  April 1, 1998
                                         By:  /s/ Brian T. Clingen
                                              ___________________________
                                              Name:  Brian T. Clingen
                                              Title: Vice President and
                                                     Chief Financial Officer